Filed by First Quantum Minerals Limited pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Inmet Mining Corporation
Commission file number: 333-185937

January 9, 2013

Dear Inmet shareholder,

First Quantum has a very clear vision for the future of a combined First Quantum/Inmet and the benefits it will bring to all shareholders of the enlarged group. We need your support, however, to make this happen. My purpose in writing to you is to share directly with you our thinking and our plans for the future, and to encourage you to accept our offer.

First Quantum is proud of its history and its business. Sixteen years ago, we acquired our first copper asset, the Bwana Mkubra copper tailings retreatment project in Zambia. Its annual copper metal production was only 10,000 mt. Since then we have created a valuable group of operating mines that produced well over 300,000 mt of copper metal, more than 36,000 mt of nickel and 200,000 ozs of gold in 2012. Further growth is secured through expansion and development projects that are well under way. One of these, the Sentinel project, is of a similar scope to the Cobre Panama project now being developed by Inmet. Our business strategy has been simple: after appropriately rewarding our shareholders, we invest the surplus cash into new, high return projects. We always aim to have, as we now do, a strong development pipeline. We pay particular attention to managing our projects efficiently and effectively. The result has been industry leading returns for shareholders of over 30 percent per annum for the last twelve years. Our reputation has been achieved by demonstrating, repeatedly, that we can build projects on time, at or below budget. In so doing we have achieved a rate of growth in copper production that has outpaced the majority of our peer group by a substantial margin.

Although we have the utmost confidence in our company’s prospects on a stand alone basis, we believe the combination of First Quantum and Inmet provides an opportunity to create a uniquely attractive large, liquid and high growth copper focused company.

The two companies are very complementary in terms of their copper focus. We see this combination creating not only a new global leader in copper, but also one of the most exciting, “must-own” companies in the global mining sector. The enlarged group, comprised of high quality assets across all continents, will be able to draw on the best physical and human resources of both First Quantum and Inmet. It promises to become a premier, widely held, base metals company with unparalleled growth in copper production and cash flow generation.

We have attempted to engage Inmet’s management on a friendly basis to discuss the merits of our proposal, and the benefit of a limited review process, particularly on the Cobre Panama project. Our attempts have thus far been unsuccessful.

It is against this background that we are taking the significant step of making this offer directly to you and requesting your support for what we know can be achieved.

We invite you to share in our vision by becoming a shareholder in this exciting new venture.

HEAD OFFICE:	U.K. OFFICE:	AUSTRALIAN OFFICE
8th Floor, 543 Granville Street,	Tennyson House, 159-165 Great Portland Street,	First Quantum Minerals (Australia) P/L
Vancouver, British Columbia, Canada V6C 1X8	London W1W 5PA	Level 1, 24 Outram Street
Telephone: 604 688 6577	Telephone: +43 01 0207 291 6630	West Perth, Western Australia 6005
Facsimile: 604 688 3818	Facsimile: +44 01 0207 291 6655	PO Box 1407, West Perth WA 6872
Toll Free: 1 888 688 6577		Telephone: (61 8) 9346 0100
Website: www.first-quantum.com		Facsimile: (61 8) 9226 2522
E-mail: info@first-quantum.com

First Quantum’s offer to Inmet shareholders

First Quantum is offering Inmet shareholders consideration of C$72 per Inmet share, and the opportunity of electing First Quantum shares, cash, or a combination thereof. The aggregate consideration is limited to approximately 50 percent in First Quantum shares and 50 percent in cash.

As you are aware, the total of approximately US$3.9 billion of cash, cash equivalents, bonds and other securities currently on Inmet’s balance sheet has been raised in part through costly high yield bonds to pre-finance the Cobre Panama project. This cash accounts for approximately 70 percent of Inmet’s market value today. Our offer, therefore, provides you with a substantial premium to the underlying equity value of your company. It also provides you with the ability to share in the potential of future value creation, as a shareholder of the combined group.

The offer represents:

•

a premium of 65 percent to Inmet’s underlying equity value, excluding net cash of C$1.9 billion, as of November 23, 2012, the last trading day prior to submission of First Quantum’s most recent proposal to Inmet; and

•

a premium of 91 percent to Inmet’s underlying equity value, excluding net cash of C$1.9 billion, as of October 26, 2012, the last trading day prior to submission of First Quantum’s initial proposal to Inmet.

First Quantum’s commitment to Inmet shareholders

First Quantum’s defining objective has always been the creation of value for shareholders, which has been reflected in the delivery of superior shareholder returns and in production growth unequalled in our industry. For many years, First Quantum has traded at a premium valuation multiple, indicating market recognition of our track record of value creation and operational excellence.

This focus on shareholder value has led us to develop in-house expertise and technical competencies to the point that we now enjoy a real competitive advantage. Our unique technical capabilities have allowed us to construct projects at a fraction of the cost achieved by our peers. We deliver on our promises to meet budget, to be on time, to attain rapid commissioning to commercial production, and to achieve absolute production targets.

These capabilities have been demonstrated across differing geographies and on some of the industry’s more challenging projects, in the hottest and coldest, driest and wettest climates, spanning sophisticated first-world locations to developing economies. Our Kansanshi mine was developed as a greenfields project, the first of its kind in Zambia in over 30 years. Its current expansion leads the industry in terms of capital efficiency. At Ravensthorpe we successfully commissioned a large project which had been mothballed under its previous ownership because of technical problems. Against all odds and expectations, we solved these problems.

HEAD OFFICE:	U.K. OFFICE:	AUSTRALIAN OFFICE
8th Floor, 543 Granville Street,	Tennyson House, 159-165 Great Portland Street,	First Quantum Minerals (Australia) P/L
Vancouver, British Columbia, Canada V6C 1X8	London W1W 5PA	Level 1, 24 Outram Street
Telephone: 604 688 6577	Telephone: +43 01 0207 291 6630	West Perth, Western Australia 6005
Facsimile: 604 688 3818	Facsimile: +44 01 0207 291 6655	PO Box 1407, West Perth WA 6872
Toll Free: 1 888 688 6577		Telephone: (61 8) 9346 0100
Website: www.first-quantum.com		Facsimile: (61 8) 9226 2522
E-mail: info@first-quantum.com

We believe our unique development skills can be usefully applied to Cobre Panama. Our Sentinel project, at an estimated 55 Mtpa, will have similar throughput to Cobre Panama, as well as substantially the same style of process plant. It is well under way and expected to be developed at a fraction of the cost budgeted for Cobre Panama1. Our commitment is to apply these skills to Cobre Panama, creating an opportunity for all shareholders to benefit substantially.

Why Inmet shareholders should support First Quantum’s offer

1. Exposure to a premier base metals company, with a leading growth profile in copper

A combination of First Quantum and Inmet creates a new industry leader, with a balanced portfolio of seven producing and four world class development assets in eight countries across all continents, projected by third party research analysts to become a top 5 copper producer within 5 years. The combined entity would be the industry’s “must own” copper vehicle, with a projected compound annual growth in copper production greater than 20 percent for at least the next decade.

2.	A combination between First Quantum and Inmet will substantially de-risk Cobre Panama for the benefit of all shareholders

As a smaller, independent company, Inmet has taken steps to financially and operationally de-risk the substantial Cobre Panama development, but at a real cost to Inmet shareholders. This would not be necessary with the support of First Quantum’s technical expertise and conservative balance sheet. Operational derisking has been sought by the unfettered use of costly outside consultants and project sub-contractors, an approach First Quantum avoids. Financial derisking has been achieved by securing all funding in advance, an expensive option. As an example, Inmet has raised US$2.0 billion in high yield finance, much of which is not required for capital expenditure until 2014 at the earliest. This adds approximately US$170 million to the project costs every year. Similarly, the streaming transaction announced on August 20, 2012, forward sells the precious metals stream from Cobre Panama, resulting in an unfortunate loss of opportunity and an increase in the cost of copper production.

As a combined company, with robust cash flow generation, a strong balance sheet and unique in-house technical expertise, we believe that the group’s asset base could be improved to release significant value for shareholders. The combined company will have an enhanced financial profile, with greater liquidity, the ability to generate free cash flow and the flexibility to access the equity and debt capital markets, if required, at a lower long-term cost.

3. First Quantum delivers on time and on budget

Large scale mining projects globally are increasingly characterised by material cost over-runs, dramatically impacting their viability and value to shareholders.

1 Cobre Panama cost per tonne of approximately US$23,000 / tonne (based on Inmet’s stated estimate of US$6.2 billion capital expenditure and life-of-mine average of 266 ktpa of copper); Sentinel estimated cost per tonne of approximately US$7,000 / tonne.

HEAD OFFICE:	U.K. OFFICE:	AUSTRALIAN OFFICE
8th Floor, 543 Granville Street,	Tennyson House, 159-165 Great Portland Street,	First Quantum Minerals (Australia) P/L
Vancouver, British Columbia, Canada V6C 1X8	London W1W 5PA	Level 1, 24 Outram Street
Telephone: 604 688 6577	Telephone: +43 01 0207 291 6630	West Perth, Western Australia 6005
Facsimile: 604 688 3818	Facsimile: +44 01 0207 291 6655	PO Box 1407, West Perth WA 6872
Toll Free: 1 888 688 6577		Telephone: (61 8) 9346 0100
Website: www.first-quantum.com		Facsimile: (61 8) 9226 2522
E-mail: info@first-quantum.com

The projected capital cost at Cobre Panama has been raised from US$3.5 billion in 2008, to US$4.3 billion in 2010 and is now forecast at US$6.2 billion. This equates to around US$23,000 / tonne of copper production, amongst the highest in the industry, and more than 3 times that of First Quantum’s similarly sized Sentinel project. Recently, Antofagasta announced that, following material capital over-runs, it was shelving its Antucoya copper mine, which by then had a projected capital cost of over US$21,000 / tonne.

4. Unique value proposition for Inmet shareholders

First Quantum’s offer provides Inmet shareholders with the ability to realise an immediate substantial cash return, whilst at the same time retaining exposure to a major international and widely owned copper mining company.

Prior to media reports of First Quantum’s approach to Inmet in October, Inmet was trading at less than C$50.00. First Quantum’s offer represents a premium of more than 90 percent to Inmet’s undisturbed underlying equity value at that time, excluding net cash of C$1.9 billion. The increase in Inmet’s stock price, and the analyst price targets since mid-November, are arguably largely due to First Quantum’s interest. Without our offer, we believe that Inmet’s stock would be trading substantially lower.

The Board of Directors of First Quantum believes that a combination of the two companies would be an industry defining event, and one of the most exciting opportunities in copper for many years. We hope that you share our enthusiasm and respectfully request your support in making this transaction a great success.

Please read the enclosed offer document carefully and in its entirety as it contains important details concerning our offer. If you have any questions that require clarification on any aspect of our offer please feel free to contact the information agent for the offer, Georgeson, at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

I sincerely believe that this offer is in the best interests of all Inmet shareholders and urge you to tender your Inmet shares in acceptance of our offer.

I look forward to welcoming you as a shareholder in the new First Quantum.

Yours truly,

Philip Pascall

Chairman and Chief Executive Officer

First Quantum Minerals Ltd.

HEAD OFFICE:	U.K. OFFICE:	AUSTRALIAN OFFICE
8th Floor, 543 Granville Street,	Tennyson House, 159-165 Great Portland Street,	First Quantum Minerals (Australia) P/L
Vancouver, British Columbia, Canada V6C 1X8	London W1W 5PA	Level 1, 24 Outram Street
Telephone: 604 688 6577	Telephone: +43 01 0207 291 6630	West Perth, Western Australia 6005
Facsimile: 604 688 3818	Facsimile: +44 01 0207 291 6655	PO Box 1407, West Perth WA 6872
Toll Free: 1 888 688 6577		Telephone: (61 8) 9346 0100
Website: www.first-quantum.com		Facsimile: (61 8) 9226 2522
E-mail: info@first-quantum.com